Exhibit 1

BIOMIRA RESTATES U.S. GAAP NOTE DISCLOSURE FOR NON-CASH CHARGES

EDMONTON, ALBERTA, CANADA - March 2, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that it is restating its United States generally accepted accounting principles (“U.S. GAAP”) reconciliation note in its financial statements due to a recent interpretation by the United States regulatory authorities of the U.S. accounting rules contained in the Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities which determines the current U.S. accounting treatment of the Company’s share purchase warrants.

The Company reports in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and provides note disclosure in its financial statements with respect to a reconciliation of Canadian GAAP to U.S. GAAP. Under Canadian GAAP, the Company’s share purchase warrants are classified as equity and recorded at their fair value on issuance. The interpretation under U.S. GAAP requires that when a company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants must be classified as liabilities at their fair value with any changes in fair value being included in the calculation of U.S. GAAP earnings. In these circumstances, a loss (gain) would be recorded by a company when the value of the share purchase warrants increases (decreases).

As a result of this interpretation, the Company will include a restatement of comparative figures in the U.S. GAAP note included in its financial statements for the year ended December 31, 2006.

The Company’s previously reported financial results under Canadian GAAP remain unchanged. These are non-cash charges for U.S. GAAP purposes only that do not impact the Company’s operations or cash flows.

This restatement only pertains to the Company’s U.S. GAAP reconciliation note disclosure, due to mark-to-market losses/gains arising from the fair value of these share purchase warrants and the classification of the warrants as liabilities under U.S. GAAP. The effect of the restatement under U.S. GAAP is as follows: a decrease in net loss of $3.1 million for the year ended December 31, 2002, a decrease in net loss of $1.5 million for the year ended December 31, 2003, an increase in net loss of $0.3 million for the year ended December 31, 2004, a decrease in net loss of $4.7 million for the year ended 2005, an increase in liabilities of $0.5 million as at December 31, 2005 and a decrease in shareholders’ equity of $0.5 million as at December 31, 2005. For the year ended December 31, 2006, the Company will include in its U.S. GAAP note disclosure as a reconciling item a reduction of $4.4 million in losses related to the change in the fair value of share purchase warrants during the year. At the time that the Company’s share purchase warrants are exercised, the value of the warrants will be reclassified to shareholders’ equity within the Company’s U.S. GAAP note.

The Financial Accounting Standards Board (“FASB”) has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. This project is expected to provide further U.S. GAAP guidance in respect of accounting for share purchase warrants.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward Looking Statements

This release may contain forward-looking statements. Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control, including those relating to changes in general accounting policies and general economic factors. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in our 2005 Annual Report.

Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com